Exhibit 99.1

Pembina Pipeline Corporation Announces Conversion Results for Series 19 Preferred Shares

CALGARY, June 15, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL) (NYSE: PBA) announced today that none of Pembina's Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 19 ("Series 19 Shares") (TSX: PPL.PR.S) will be converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 20 of Pembina ("Series 20 Shares") on June 30, 2020.

After taking into account all the conversion notices received from holders of its outstanding Series 19 Shares by the June 15, 2020 deadline for the conversion of the Series 19 Shares into Series 20 Shares, less than the 1,000,000 Series 19 Shares required to give effect to conversions into Series 20 Shares were tendered for conversion.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2020/15/c3054.html

%CIK: 0001546066

For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:52e 15-JUN-20